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JUN 26 2009

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09041849

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2008 (MM/DD/YY) AND ENDING April 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Domestic Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5220 Hollywood Avenue
(No. and Street)

Shreveport (City) Louisiana (State) 71109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Betty Williams 318-636-6811
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Heard, McElroy & Vestal, LLP
(Name – *if individual, state last, first, middle name*)

333 Texas Street, 15th Floor (Address) Shreveport (City) Louisiana (State) 71101 (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark F. Preddy, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Domestic Financial Services, Inc., as of April 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETTY C. WILLIAMS, NOTARY PUBLIC
BOSSIER PARISH, LOUISIANA
MY COMMISSION IS FOR LIFE
NOTARY ID # 025680

Mark F. Preddy Sr.
Signature

Vice President
Title

Betty C. Williams
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOMESTIC FINANCIAL SERVICES, INC.

SHREVEPORT, LOUISIANA

APRIL 30, 2009 AND 2008

DOMESTIC FINANCIAL SERVICES, INC.

SHREVEPORT, LOUISIANA

TABLE OF CONTENTS

DOMESTIC FINANCIAL SERVICES, INC.

ORGANIZATION AND BUSINESS

State and date of incorporation

Louisiana – May 28, 1974

Office

Shreveport, Louisiana

Business

Broker-dealer of securities and oil and gas drilling programs.

HEARD
McELROY
& VESTAL
LLP
CERTIFIED PUBLIC ACCOUNTANTS

333 TEXAS STREET
15TH FLOOR
SHREVEPORT, LA 71101
318 429-1525
318 429-2070 FAX
POST OFFICE BOX 1607
SHREVEPORT, LA
71165-1607

PARTNERS
SPENCER BERNARD, JR., CPA
H.Q. GAHAGAN, JR., CPA, APC
GERALD W. HEDGCOCK, JR., CPA, APC
TIM B. NIELSEN, CPA, APC
JOHN W. DEAN, CPA, APC
MARK D. ELDREDGE, CPA
ROBERT L. DEAN, CPA
STEPHEN W. CRAIG, CPA
ROY E. PRESTWOOD, CPA

A. D. JOHNSON, JR., CPA
BENJAMIN C. WOODS, CPA/ABV, CVA
ALICE V. FRAZIER, CPA
MELISSA D. MITCHAM, CPA, CFP

OF COUNSEL
GILBERT R. SHANLEY, JR., CPA
C. CODY WHITE, JR., CPA, APC
RON W. STEWART, CPA, APC

To the Stockholder of
Domestic Financial Services, Inc.
Shreveport, Louisiana

Report of Independent Registered Public Accounting Firm

We have audited the accompanying balance sheet of Domestic Financial Services, Inc. as of April 30, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Domestic Financial Services, Inc. as of April 30, 2008 were audited by other auditors whose report dated June 10, 2008 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Domestic Financial Services, Inc. as of April 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Heard McElroy + Vestal, LLP

Heard, McElroy & Vestal, LLP
Shreveport, LA
June 24, 2009

DOMESTIC FINANCIAL SERVICES, INC.

BALANCE SHEETS

APRIL 30, 2009 AND 2008

ASSETS	2009	2008
Current assets:		
Cash on hand and in banks	17,380	13,681
Clearing deposit	10,000	10,000
Total cash and cash equivalents	27,380	23,681
Investments-Note 2	1,923	3,645
Interest receivable	1	18
Total assets	29,304	27,344
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Income tax payable	1,157	300
Accounts payable	5	2,309
Total current liabilities	1,162	2,609
Stockholder's equity:		
Common stock, $2 par, 1,000 shares authorized, 760 shares issued, 510 shares outstanding	1,520	1,520
Additional paid-in capital	13,579	13,579
Retained earnings	12,520	7,391
Accumulated other comprehensive income	623	2,345
	28,242	24,835
Treasury stock, 250 shares at cost	(100)	(100)
Total stockholder's equity	28,142	24,735
Total liabilities and stockholder's equity	29,304	27,344

The accompanying notes are an integral part of the financial statements.

DOMESTIC FINANCIAL SERVICES, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED APRIL 30, 2009 AND 2008

	2009	2008
Revenues:		
Mutual fund commissions	5,750	10,568
Commissions	70,374	75,058
Insurance commissions	116	129
Interest	686	840
Offering expense fees	10,154	-
Insurance-student tuition	-	2,450
Insurance-books and materials	-	3,304
Accountant supervision	-	35,000
Other income	700	-
Total revenues	87,780	127,349
Operating expenses:		
Interest expense	-	29
Commissions	41,119	52,699
Regulatory fees	7,522	9,142
Professional fees	3,541	4,227
Subscriptions	-	1,470
Insurance	1,098	462
Other taxes and licenses	570	402
Travel and entertainment	3,459	2,000
Miscellaneous	175	200
Bonuses	2,000	22,000
Office expense	22,010	32,993
Nondeductible fees	-	21
Total operating expenses	81,494	125,645
Net income-before tax	6,286	1,704
Income tax	1,157	300
Net income	5,129	1,404

The accompanying notes are an integral part of the financial statements.

DOMESTIC FINANCIAL SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED APRIL 30, 2009 AND 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Compre-hensive Income	Treasury Stock
Balance-April 30, 2007	1,520	13,579	5,987	1,972	(100)
Net income	-	-	1,404	-	-
Unrealized gain on investment	-	-	-	373	-
Balance-April 30, 2008	1,520	13,579	7,391	2,345	(100)
Net income	-	-	5,129	-	-
Unrealized (loss) on investment	-	-	-	(1,722)	-
Balance-April 30, 2009	1,520	13,579	12,520	623	(100)

The accompanying notes are an integral part of the financial statements.

DOMESTIC FINANCIAL SERVICES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED APRIL 30, 2009 AND 2008

	2009	2008
Cash flows from operating activities:		
Net income	5,129	1,404
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in current assets	17	-
Increase (decrease) in current liabilities	(1,447)	1,188
Net cash provided by operating activities	3,699	2,592
Net increase in cash and cash equivalents	3,699	2,592
Cash and cash equivalents-beginning of year	23,681	21,089
Cash and cash equivalents-end of year	27,380	23,681
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	-	29
Income taxes	334	700

The accompanying notes are an integral part of the financial statements.

DOMESTIC FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2009 AND 2008

1. **Accounting Policies**

Domestic Financial Services, Inc. is a full service firm which acts as a fully disclosed introducing broker dealer using Southwest Securities, Inc. in Dallas, Texas to clear transactions for its clients. Direct selling agreements are maintained with the mutual fund companies whose funds are offered and sold to clients of Domestic Financial Services, Inc. Commission income is recognized on the settlement date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash Equivalents

For the purpose of reporting cash flows, cash includes cash on hand and due from bank-operations account. The Company considers all other liquid investment instruments, such as certificates of deposit and money market accounts to be reported as investments and are excluded from cash equivalents.

Investment Securities

The Company accounts for its securities following the provisions of Statement of Financial Accounting Standards No. 115 "*Accounting for Certain Investments in Debt and Equity Securities*" (SFAS 115). Under SFAS 115, the Company classifies its debt and marketable equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are reported as a separate component of stockholder's equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to operations resulting in the establishment of a new cost basis for the security.

1. **<u>Accounting Policies</u> (Continued)**

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Unrealized holding gains and losses on securities available for sale which have been reported as direct increases or decreases in stockholder's equity, net of any related deferred tax effects, are accounted for as other comprehensive income, as required by Statement of Financial Accounting Standards No. 130 *"Reporting Comprehensive Income" (SFAS 130).* This statement also requires that cumulative changes in unrealized gains and losses on such securities be accounted for in accumulated other comprehensive income as part of stockholder's equity.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). Under the provisions of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences in bases are expected to be recovered or settled. Income tax expense or benefit is based on federal and state taxes payable or refundable plus or minus the change during the period in deferred tax assets and liabilities.

There were no deferred tax assets or liabilities recognized at April 30, 2009 or 2008. The effective tax rates incurred were at rates which approximate the statutory rates for the applicable jurisdictions.

On May 1, 2008, the Company adopted FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109," (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements, uncertain tax positions that it has taken or expects to take on a tax return. This Interpretation requires that a company recognize in its financial statements the impact of tax positions that meet a "more likely than not" threshold, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Effective May 1, 2008, the Company also adopted FSP No. FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48," (FSP FIN 48-1), which was issued on May 2, 2007. FSP FIN 48-1 amends FIN 48 to provide guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The term "effectively settled" replaces the term "ultimately settled" when used to describe recognition, and the terms "settlement" or "settled" replace the terms "ultimate settlement" or "ultimately settled" when used to describe measurement of a tax position under FIN 48. FSP FIN 48-1 clarifies that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open.

The adoption of FIN 48 and FSP FIN 48-1 did not have an impact on the accompanying financial statements.

2. **Investments**
The carrying amounts of the Company's investment securities and their approximate fair values at April 30, 2009 and 2008 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
April 30, 2009:				
SFAS 115 investments:				
NDAQ	1,300	623	-	1,923
	1,300	623	-	1,923
April 30, 2008:				
SFAS 115 investments:				
NDAQ	1,300	2,345	-	3,645
	1,300	2,345	-	3,645

3. **Net Capital**
Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000. Net capital and related net capital ratio may fluctuate on a daily basis. The net capital was approximately $29,299 at April 30, 2009 and $24,735 at April 30, 2008.

4. **Related Party Transactions**
The Company serves as the broker-dealer for affiliated companies involving the sale of oil and gas interests to outside investors.

5. **Fair Value of Financial Instruments**
Statement of Financial Accounting Standards No. 107 "*Disclosures About Fair Value of Financial Instruments*" (SFAS 107) requires that the Bank disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Bank's financial instruments. The fair value of investment securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The carrying value and estimated fair value of investment securities at April 30, 2009 and 2008 are disclosed in Note 2.

The Company adopted Statement of Financial Accounting Standards No. 157, "*Fair Value Measurements*" (SFAS 157), as of May 1, 2008. SFAS 157 requires disclosures that stratify balance sheet amounts measured at fair value based on the inputs used to derive fair value measurements. These strata include:

- Level 1 valuations, where the valuation is based on quoted market prices for identical assets or liabilities traded in active markets (which include exchanges and over-the-counter markets with sufficient volume),

- Level 2 valuations, where the valuation is based on quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market, and

5. Fair Value of Financial Instruments (Continued)

- Level 3 valuations, where the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but observable based on Bank-specific data. These unobservable assumptions reflect the Bank's own estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

Fair values of assets and liabilities measured on a recurring basis at December 31, 2008 and 2007 are as follows:

	Level 1	Level 2	Level 3	Fair Value
April 30, 2009:				
Securities available for sale	1,923	-	-	1,923
April 30, 2008:				
Securities available for sale	3,645	-	-	3,645

6. Recent Accounting Pronouncements and Accounting Changes

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157), which provides guidance for using fair value to measure assets and liabilities, but does not expand the use of fair value in any circumstance. SFAS 157 also requires expanded disclosures about the extent to which a company measures assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on an entity's financial statements. This statement applies whenever other standards require or permit assets and liabilities to be measured at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company adopted SFAS 157 on May 1, 2008, and the effect of adoption on the financial statements was not material.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). SFAS 159 allows entities to voluntarily choose, at specified election dates, to measure financial assets and financial liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value (the "fair value option"). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, SFAS 159 specifies that all subsequent changes in fair value for that instrument be reported in earnings. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, and earlier adoption is permitted. The Company adopted SFAS 159 on May 1, 2008, and there was no material effect of adoption on the financial statements.

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP 157-3"). FSP 157-3 clarifies the application of FAS 157 in a market that is not active. The FSP is intended to address the following application issues: (a) how the reporting entity's own assumptions (that is, expected cash flows and appropriately risk-adjusted discount rates) should be considered when measuring fair value when relevant observable inputs do not exist; (b) how available observable inputs in a market that is

6. **Recent Accounting Pronouncements and Accounting Changes** (Continued)

not active should be considered when measuring fair value; and (c) how the use of market quotes (for example, broker quotes or pricing services for the same or similar financial assets) should be considered when assessing the relevance of observable and unobservable inputs available to measure fair value. FSP 157-3 is effective on issuance, including prior periods for which financial statements have not been issued. The Company adopted FSP 157-3 for the year ended April 30, 2009 and the effect of adoption on the financial statements was not material.

ADDITIONAL INFORMATION

HEARD McELROY & VESTAL LLP
CERTIFIED PUBLIC ACCOUNTANTS

333 TEXAS STREET
15TH FLOOR
SHREVEPORT, LA 71101
318 429-1525
318 429-2070 FAX
POST OFFICE BOX 1607
SHREVEPORT, LA
71165-1607

June 24, 2009

To the Stockholder of
Domestic Financial Services, Inc.
Shreveport, Louisiana

Independent Auditor's Report on Additional Information

Our report on our audit of the basic financial statements of Domestic Financial Services, Inc. appears on Page 2. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information presented in the following section of this report on Pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Heard, McElroy & Vestal, LLP

HMV
A PROFESSIONAL SERVICES FIRM
SHREVEPORT • WEST MONROE

hmv@hmvcpa.com E-MAIL
www.hmvcpa.com WEB ADDRESS

DOMESTIC FINANCIAL SERVICES, INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED APRIL 30, 2009 AND 2008

	2009	2008
Subordinated liabilities-beginning of year	-	-
Increase in securities borrowed under subordination agreement	-	-
Subordinated liabilities-end of year	-	-

DOMESTIC FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL

UNDER RULE 15c3-1

FOR THE YEARS ENDED APRIL 30, 2009 AND 2008

	2009	2008
1. Total ownership equity from balance sheet	28,142	24,735
2. Total ownership equity qualified for net capital	28,142	24,735
3. Total capital and allowable subordinate liabilities	-	300
4. Deductions and/or charges:		
a. Total nonallowable assets (15% of the market value of investment in NDAQ)	(288) *	(547) *
5. Net capital (Note C)	27,854	24,488
6. Minimum net capital required (6 2/3% of aggregate indebtedness)	-	-
7. Minimum dollar net capital requirement	5,000	5,000
8. Net capital requirement (greater of Line 6 or 7)	5,000	5,000
9. Excess net capital (Line 5 less 8)	22,854	19,488
10. Excess net capital at 100% (Line 5 less 10% of Line 12)	22,854	24,488
11. Total A.I. liabilities from balance sheet	-	-
12. Total aggregate indebtedness	-	-
13. Percentage of aggregate indebtedness to net capital (Line 12 divided by Line 5)	0.00%	0.00%
14. Percentage of debt to debt-equity total	0.00%	0.00%

* For the year ended April 30, 2009 and 2008, the Company considers 15% of the market value of the investment in NDAQ to be a nonallowable asset.

The accompanying notes are an integral part of this financial statement.

DOMESTIC FINANCIAL SERVICES, INC.

NOTES TO ADDITIONAL INFORMATION

FOR THE YEARS ENDED APRIL 30, 2009 AND 2008

NOTE A – NONALLOWABLE ASSETS

All assets which are considered not readily convertible into cash pursuant to Rule 15c3-1 must be deducted as nonallowable assets. For fiscal years ending on or after April 30, 2009 and 2008, the Company considers 15% of the market value of the investment in NADQ to be a nonallowable asset.

NOTE B – RULE 15c3-3 REQUIREMENTS

The Company is specifically exempted from the computation for determination of reserve requirements and possession on control requirements under Rule 15c3-3 by paragraphs K(2)(ii) and Paragraph K-3. The Company is a fully disclosed introducing broker dealer. It carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer and does not hold funds or securities for, or owe money or securities to customers. The Company may from time to time act as the managing broker dealer in connection with a private placement offering. Should this occur, the Company maintains a separate bank account for the exclusive benefit of its customers.

NOTE C – RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1

	2009	2008
Net capital as filed per unaudited X-17A-5 Part IIA	27,854	24,488
Audit adjustments of income and expense reported on Part IIA	-	(300)
Audit adjustments of nonallowable assets on Part IIA	288 *	547 *
Net capital per audited financial statements	28,142	24,735

* For the year ended April 30, 2009 and 2008, the Company considers 15% of the market value of the investment in NDAQ to be a nonallowable asset.